FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  May 26, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, May 26, 2005, Vancouver, B.C.

                                             Symbol “AKV”: TSX Venture Exchange

                                       SEC Form 20F Registration CIK:  1194506

OLD OPTIONS CANCELLED AND SURRENDERED AND

NEW OPTIONS ISSUED

Acrex Ventures Ltd. (the “Company”) has agreed to cancel incentive options that were previously outstanding as to 1,305,000 shares that were exercisable at prices of $0.28 and $0.30 per share as of various dates in 2007 and 2008.   The Board of Directors has resolved to issue new options to the existing Directors as to a total of 1,650,000 shares exercisable at $0.12 per share.

The closing price of the shares of the Company on the TSX Venture Exchange on May 25, 2005, the day prior to the date of this Release, was $0.12 per share.  The new Option Agreements are subject to acceptance for filing by the Exchange.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

Carl R. Jonsson

Secretary

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release